Exhibit 99.3

IAMGOLD CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2007

IAMGOLD Corporation	Consolidated Financial Statements

Management’s Responsibility for Financial Reporting

To the Shareholders and Directors of IAMGOLD Corporation

The accompanying consolidated financial statements of IAMGOLD Corporation, their presentation and the information contained in the annual report, including information determined by specialists, are the responsibility of the management of the Company. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The financial information on the Company presented elsewhere in the annual report is consistent with that in the consolidated financial statements.

The integrity of the consolidated financial report process is the responsibility of management. Management maintains systems of internal controls designed to provide reasonable assurance that transactions are authorized, assets are safeguarded, and reliable financial information is produced. Management selects accounting principles and methods that are appropriate to the Company’s circumstances, and makes certain determinations of amounts reported in which estimates or judgments are required.

The Board of Directors is responsible for ensuring that the management fulfills its responsibility for financial reporting. The Board carries out this responsibility principally through its Audit Committee which consists of outside directors. The Board of Directors has also designated the Chairman of the Audit Committee as the Company’s financial expert. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues. The Audit Committee satisfies itself that each party is properly discharging its responsibilities; reviews the quarterly and annual consolidated financial statements and any reports by the external auditors; and recommends the appointment of the external auditors for review by the Board and approval by the shareholders.

The external auditors audit the consolidated financial statements annually on behalf of the shareholders. The external auditors have full and free access to management and the Audit Committee.

Joseph F. Conway	Carol Banducci
Chief Executive Officer	Chief Financial Officer
March 27, 2008	March 27, 2008

IAMGOLD Corporation	Consolidated Financial Statements

Auditors' Report

To the Shareholders of IAMGOLD Corporation

We have audited the consolidated balance sheets of IAMGOLD Corporation ("the Company") as at December 31, 2007 and 2006 and the consolidated statements of earnings, comprehensive income (loss), retained earnings and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the years ended December 31, 2007 and 2006, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

KPMG LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
March 27, 2008

IAMGOLD Corporation	Consolidated Financial Statements

Consolidated Balance Sheets
(Expressed in thousands of US dollars)

At December 31,	Note	2007		2006
ASSETS		$		$
Current Assets:
Cash and cash equivalents	6		113,265		124,325
Short-term deposits			-		39
Gold bullion (market value $129,193; 2006: $93,981)	7		53,982		49,012
Receivables and other current assets			77,221		65,942
Inventories	8		89,230		61,325
Current assets held for sale	4		-		17,924
			333,698		318,567
Other long-term assets	9		88,416		83,844
Working interests	10		112,478		87,086
Royalty interests	11		34,835		39,786
Mining assets	12		1,023,961		1,050,664
Exploration and development	13		225,473		200,588
Goodwill	14		361,648		464,975
Other intangible assets	15		15,103		-
Long-term assets held for sale	4		-		33,166
			1,861,914		1,960,109
			2,195,612		2,278,676
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities			127,672		119,741
Dividends payable			17,625		17,570
Current portion of long-term liabilities	16		32,430		69,960
Current liabilities relating to assets held for sale	4		-		9,240
			177,727		216,511
Long-term liabilities:
Long-term debt	17		5,696		9,625
Future income and mining tax liability	18		157,956		185,015
Asset retirement obligations	19		77,506		39,933
Accrued benefit liability	20		6,360		6,321
Long-term portion of forward sales liability	27		10,472		28,346
Long-term liabilities relating to assets held for sale	4		-		15,862
			257,990		285,102
Non-controlling interest			8,579		3,712
Shareholders' equity:
Common shares	22		1,633,119		1,625,994
Stock-based compensation			20,034		19,153
Warrants	22		24,391		24,403
Share purchase loans	23		-		(295)
Retained earnings			49,553		108,932
Accumulated other comprehensive income (loss)	24		24,219		(4,836)
			1,751,316		1,773,351
			2,195,612		2,278,676

Commitments and contingencies (note 27)
Subsequent events (note 22 (h), 30)
See accompanying notes to the consolidated financial statements.

On behalf of the Board:

William D. Pugliese	Joseph F. Conway
Director	Director

IAMGOLD Corporation	Consolidated Financial Statements

Consolidated Statements of Earnings
(Expressed in thousands of US dollars, except per share amounts)

Years ended December 31,	Note		2007		2006		2005
			$		$		$
Revenues				678,131		303,345		129,774
Expenses:
Mining costs, excluding depreciation, depletion and amortization				426,487		153,325		78,071
Depreciation, depletion and amortization				117,581		50,084		26,445
				544,068		203,409		104,516
				134,063		99,936		25,258
Earnings from working interests	10			25,392		28,874		15,467
				159,455		128,810		40,725
Other:
Corporate administration				33,513		18,119		9,248
Exploration				28,446		15,213		9,370
Impairment charges	5			99,628		1,582		-
Interest expense				1,309		727		478
Foreign exchange				1,911		(55)		187
Non-hedge derivative loss (gain)	27	(b)		(549)		76		-
Investment income				(5,884)		(4,219)		(710)
				158,374		31,443		18,573
Non-controlling interest				1,764		210		-
				160,138		31,653		18,573
Earnings (loss) before income and mining taxes				(683)		97,157		22,152
Income and mining taxes (recovery):	18
Current taxes				26,958		22,504		5,907
Future taxes				14,419		2,265		(4,249)
				41,377		24,769		1,658
Net earnings (loss) from continuing operations				(42,060)		72,388		20,494
Net earnings from discontinued operations, net of tax	4			-		93		-
Net earnings (loss)				(42,060)		72,481		20,494

Weighted average number of common shares outstanding (000's)	22	(g)
Basic				293,284		186,485		146,650
Diluted				293,284		187,655		147,893

Basic and diluted net earnings (loss) from continuing operations per share				(0.14)		0.39		0.14
Basic and diluted net earnings (loss) per share				(0.14)		0.39		0.14

See accompanying notes to the consolidated financial statements.

IAMGOLD Corporation	Consolidated Financial Statements

Consolidated Statements of Comprehensive Income (Loss)
(Expressed in thousands of US dollars)

Years ended December 31,	Note	2007		2006		2005
		$		$		$
Net earnings (loss)			(42,060)		72,481		20,494
Other comprehensive income (loss), net of tax:
Cumulative translation adjustment
Unrealized gain on translating financial statements of net investment in self-sustaining foreign operations			29,883		(4,836)		-
Change in unrealized gains (losses) on available- for-sale financial assets
Unrealized gains (losses) on available-for-sale financial assets			(3,544)		-		-
Reclassificaiton adjustment for gains and losses included in net earnings/loss			1,444		-		-
			(2,100)		-		-
Total other comprehensive income, net of tax	24		27,783		(4,836)		-
Comprehensive income (loss)			(14,277)		67,645		20,494

Consolidated Statements of Retained Earnings
(Expressed in thousands of US dollars)

Years ended December 31,	Note	2007		2006		2005
		$		$		$
Retained earnings, beginning of year			108,932		54,021		42,397
Change in accounting policies, related to financial instruments	2		306		-		-
Restated balance, beginning of year			109,238		54,021		42,397
Net earnings (loss)			(42,060)		72,481		20,494
Dividends			(17,625)		(17,570)		(8,870)
Retained earnings, end of year			49,553		108,932		54,021

See accompanying notes to the consolidated financial statements.

IAMGOLD Corporation	Consolidated Financial Statements

Consolidated Statements of Cash Flows
(Expressed in thousands of US dollars)

Years ended December 31,	Note		2007		2006		2005
			$		$		$
Operating activities:
Net earnings (loss) from continuing operations				(42,060)		72,388		20,494
Disbursement to defined benefit plans				(2,285)		(7,168)		-
Items not affecting cash:
Impairment charges				99,628		1,582		-
Earnings from working interests, net of dividends				(25,392)		(19,424)		(10,743)
Depreciation, depletion and amortization				117,581		50,084		26,445
Amortization of forward sales liabliilty				(34,935)		(11,322)		-
Future income and mining taxes				14,419		2,265		(4,249)
Stock-based compensation				2,855		3,016		1,237
Non-hedge derivative losses (gains)				(549)		76		-
Gain on sales of assets				(1,527)		(1,284)		-
Unrealized foreign exchange losses (gains)				2,735		(622)		585
Accretion expenses - asset retirement obligations,
net of disbursements				8,002		609		127
Future benefit expense				340
Non-controlling interest				1,764		210		-
Change in non-cash working capital				(23,447)		(15,119)		4,402
				117,129		75,211		38,298
Investing activities:
Short-term deposits				39		4,897		(4,708)
Mining assets				(96,959)		(15,012)		(9,919)
Exploration and development				(23,179)		(10,802)		(962)
Long-term ore stockpiles				(9,586)		(11,219)		(9,484)
Other assets				(653)		(2,829)		(229)
Note receivable				-		4,475		2,136
Distributions received from working interests				-		25,100		10,457
Gold bullion royalties and gold receivable				-		3,718		(784)
Proceeds from sale of assets				15,251		14,849		-
Transaction costs and settlement of options, net of cash acquired from GGL and Cambior	3			(173)		(877)		(740)
				(115,260)		12,300		(14,233)
Financing activities:
Proceeds from loan	17			7,500		9,031		-
Repayment of long-term debt	17			(36,694)		(26,350)		(3,960)
Issue of common shares, net of issue costs	22	(a)		5,089		11,524		6,440
Share purchase loan	23			295		-		-
Dividends paid				(17,570)		(8,870)		(7,276)
Repurchase of call options				-		(3,363)		-
				(41,380)		(18,028)		(4,796)
Increase (decrease) in cash and cash equivalents from continuing operations				(39,511)		69,483		19,269
Increase (decrease) in cash and cash equivalents from discontinued operations	4			28,451		(1,579)		-
Net increase (decrease) in cash and cash equivalents				(11,060)		67,904		19,269
Cash and cash equivalents, beginning of year	6			124,325		56,421		37,152
Cash and cash equivalents, end of year	6			113,265		124,325		56,421
Supplemental cash flow information:
Interest paid				1,400		665		78
Income and mining taxes paid				43,992		25,240		5,907

See accompanying notes to the consolidated financial statements.

IAMGOLD Corporation	Consolidated Financial Statements

Notes to the Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars except where otherwise indicated)

1.	Nature of Operations and Significant Accounting Policies:

IAMGOLD Corporation (“IAMGOLD” or “the Company”) is engaged in the exploration, development and operation of gold mining properties and of a niobium mine. The consolidated financial statements of IAMGOLD are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Summarized below are those policies considered significant to the Company. Reference to the Company included herein means the Company and its consolidated subsidiaries and joint ventures.

(a)	Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Interests in joint ventures are accounted for by the proportionate consolidation method. The Company applies the equity method of accounting for its working interests. All significant intercompany balances and transactions have been eliminated.

(b)	Use of estimates:

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reported year. The most significant estimates relate to mineral reserves and resources, asset valuations, carrying values of working interests, royalty interests, mining assets, goodwill, depreciation and amortization rates, receivables, employee future benefit costs, fair value of derivative instruments and asset retirement obligations, future income and mining taxes and contingent liabilities. Actual results could be materially different from those estimates.

(c)	Foreign currency translation:

The US dollar is the functional and reporting currency of the Company.

The functional currency of Canadian mining activities is the Canadian dollar.  Assets and liabilities of Canadian mining activities are translated into US dollars at the exchange rate in effect at the balance sheet date and revenues and expenses are translated at the average rate in effect during the year.  Within the Canadian operations, translation adjustments arising from changes in exchange rates are deferred and included in “cumulative translation adjustment” within accumulated other comprehensive income.

The US dollar is the functional currency for the Company’s activities in Guyana, Suriname, Ecuador, Peru and Africa as all proceeds from the sale of production and a significant portion of disbursements are in US dollars.

The Euro is the functional currency for the Company’s activities in French Guiana as the majority of disbursements are in Euro.  Since activities are related to a development project, the temporal method is used to translate from the Euro to US dollars as follows: monetary items at the exchange rate in effect at the balance sheet date, non-monetary items at historical exchange rates, revenues and expenses at the average exchange rate in effect on the dates they occur and, depreciation and amortization at historical exchange rates as the assets to which it relates.

(d)	Cash and cash equivalents, Restricted cash, and Short-term deposits:

Cash and cash equivalents and restricted cash are accounted for at cost.

Short-term deposits consist of investments in money market instruments with an original term of three months or more, but no longer than one year, are carried at fair value. Prior to January 1, 2007, they were carried at the lower of cost and fair value.

(e)	Gold bullion:

Investments in gold bullion are valued at the lower of average cost and net realizable value.

IAMGOLD Corporation	Notes to Consolidated Financial Statements

(f)	Receivables and accounts payable and accrued liabilities:

Receivables (excluding gold receivable), and accounts payable and accrued liabilities are recorded at amortized cost.

(g)	Inventories:

Gold production inventory (gold doré and gold in process), niobium production inventory, and concentrate inventory (by-product), are valued at the lower of average production cost and net realizable value. Production costs include the cost of materials, labour, mine site overheads and depreciation to the applicable stage of processing. Ore stockpiles are segregated between current and long-term inventory.

Ore stockpiles are valued at the lower of cost and net realizable value. Costs are increased based on the current mining cost, and decreases are charged back to mining costs using the weighted average cost per tonne.

Mine supplies are costed on an average purchase cost basis with appropriate provisions for redundant and slow-moving items.

(h)	Marketable securities:

Investments in marketable securities designated as available-for-sale are accounted for at their fair value which is determined based on the last quoted market price. Investments in equity instruments that do not have a quoted market price in an active market are measured at cost unless they are held for trading.

Changes in market value as well as the related tax impact are accounted for in other comprehensive income (OCI) until the marketable security is sold or other than temporarily impaired. When it is sold or other than temporarily impaired, the accumulated change in OCI is reversed and the actual gain or loss on disposal is accounted for in the statement of earnings. When there is a loss in the value of an investment in marketable securities that is determined to be other than a temporary decline, the cumulative loss that had been recognized in OCI is reversed from accumulated OCI and is recognized in earnings.

Warrants included in marketable securities are measured at fair value using the Black-Scholes pricing model. Unrealized gains or losses related to changes in fair value are reported under “non-hedge derivative gain or loss” in the consolidated statement of earnings.

Prior to January 1, 2007, investments in marketable securities were recorded at the lower of cost and net realizable value. Opening retained earnings has been restated to reflect the fair value of the marketable securities as at January 1, 2007 (Note 2).

(i)	Gold receivable:

Gold receivable is considered a hybrid instrument composed of a receivable and an embedded derivative that must be accounted for separately. The receivable is accounted for as an interest bearing receivable, with accrued interest charged to earnings. The embedded derivative is marked-to-market at each balance sheet date based on the change in gold price with the variation charged to earnings under “non-hedge derivative gain or loss”. Opening retained earnings has been restated to reflect the fair value of the embedded derivative as at January 1, 2007 (Note 2).

(j)	Capital assets:

Corporate assets include the following categories of assets: Furniture and equipment, Computer equipment, Software, Scientific instruments and equipment, Vehicles, Land and Leasehold improvements.  Depreciation is calculated based on estimated useful lives of the assets and in the case of leasehold improvements, over the remaining lease term determined at the time of acquisition.

(k)	Working interests:

Working interests are accounted for using the equity method.  Any fair value increment related to the original acquisition of the working interests is amortized on a units-of-production basis over the estimated economic life of the mine corresponding to the proven and probable reserves. Working interests include changes in the investment as a result of income or loss reported by the company in which IAMGOLD has invested. This change is accounted for in the statement of earnings as earnings from working interests (Note 1(y)). Cash received from the working interest is accounted for as a decrease of working interests in the balance sheet.

IAMGOLD Corporation	Notes to Consolidated Financial Statements

(l)	Royalty interests:

The Company records its royalty interests at cost. Amortization of producing royalty interests is calculated using the units-of-production method with an estimated economic life of mine corresponding to the property’s reserves and resources.

(m)	Mining assets and Stripping costs:

Mining assets represent the capitalized expenditures related to the operation of mineral properties including plant and equipment. Upon commencement of commercial production, related capital expenditures for any given mining assets are amortized on a straight line basis or using the units-of-production method over the estimated economic life of the mine which refers to proven and probable reserves. If a property is abandoned or deemed economically unfeasible, the related project balances are written off.

Mining costs associated with stripping activities in an open pit mine are expensed unless the stripping activity can be shown to represent a betterment to the mineral property which requires such costs be capitalized. Any capitalized stripping costs or any opening existing balance is amortized over the reserves that directly benefit from the stripping activity on a units-of-production basis. The Company’s accounting policy is applied in accordance with EIC-160.

(n)	Exploration and development:

Exploration expenses incurred to the date of establishing that a property has mineral resources with the potential of being economically recoverable are charged against earnings. Development costs incurred subsequent to this date are capitalized until such time as the projects are brought into production or are deemed economically unfeasible. All administrative costs that do not directly relate to specific exploration and development activity are expensed as incurred. Interest costs are not capitalized until the decision to develop a property is made.

(o)	Impairment of long-lived assets:

Long-lived assets subject to amortization are reviewed for impairment periodically or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss must be recognized if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition.  In that event, the asset must be written down to its fair value and an impairment loss recorded in earnings.  Net estimated future cash flows, on an undiscounted basis, from each long-lived asset (mining assets-mine and mining project, working interests and royalty interests) are calculated based on anticipated future metal production (proven and probable reserves as well as value beyond proven and probable reserves), estimated realized metal prices, operating, capital and site restoration expenses and estimated future foreign exchange rates.  The fair value is based on the present value of the estimated cash flows.  Management’s estimate of future cash flows is subject to risk and uncertainties.  Therefore, it is reasonably possible that changes could occur which may affect the recoverability of the Company’s long-lived assets and may have a material effect on the Company’s results of operations and financial position.

(p)	Goodwill:

Goodwill is tested for impairment at least annually or when there is evidence of potential impairment. The fair value of each reporting unit that includes goodwill is compared to the total carrying amount (including goodwill) of that reporting unit. If the fair value exceeds the carrying value, goodwill is not considered to be impaired. If the fair value is less than the carrying value, the fair values of the assets and liabilities within the reporting unit are estimated. The difference between the fair value of the identifiable assets and liabilities within the reporting unit and the fair value of the entire reporting unit represents the implied fair value of the goodwill of the reporting unit. When the carrying value of goodwill exceeds the implied fair value, the excess is charged to earnings in the period in which the impairment is determined.

IAMGOLD Corporation	Notes to Consolidated Financial Statements

(q)	Other intangible assets:

Other intangible assets are related to the fair value of favorable supply contracts accounted for following the purchase of Cambior. Fair value was determined using a differential cost method based on the costs expected to be saved due to the favorable terms of the supplier contracts. Other intangible assets are amortized under the straight-line method based on the terms of each contract.

(r)	Long-term debt:

Long-term debt is accounted for at amortized cost, using the effective interest method.

(s)	Income and mining taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income and mining tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income and mining tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future income and mining tax asset if it is more likely than not that the asset will not be realized. The effect on future income and mining tax assets and liabilities of a change in tax rates is recognized in earnings in the year that includes the date of enactment or substantive enactment. Mining taxes represent Canadian provincial taxes levied on mining operations and are classified as income taxes since such taxes are based on a percentage of mining profits.

(t)	Asset retirement obligations:

The Company recognizes, when the legal obligation is incurred, the fair value of an estimated liability for the future cost of restoring a mine site upon termination of the operation with a corresponding increase in the carrying value of the related long-lived asset.  The Company amortizes the amount added to the asset using the depreciation method established for the related asset.  An accretion expense in relation with the discounted liability over the remaining life of the mining properties is recorded in mining costs.  The liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. Environmental and on-going site reclamation costs at operating mines are charged to operations in the period during which they occur.

(u)	Employee future benefit plans:

The Company accrues its obligations under employee future benefit plans and the related costs, net of plan assets. The cost and accrued benefit obligations are actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and health care costs. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.

Actuarial gains/losses arise from the difference between actual long-term rate of return on plan assets for that period and the expected long-term rate of return of plan assets for that period or from changes in actuarial assumptions used to determine the accrued benefit obligation. The excess of the net actuarial gain (loss) over 10% of the greater of the accrued benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. The average remaining service periods are summarized in note 20.

The Company’s contributions to defined contributions plans are expensed as incurred.  No actuarial valuation is required to measure the liability or the cost.

(v)	Commodity and foreign exchange contracts:

The forward sales contracts, assumed through the acquisition of Gallery Gold Limited, are accounted for as normal purchase and sales contracts whereby deliveries are recorded at their respective forward prices. On delivery of gold into the forward contracts, the related acquired liability is amortized and recorded into gold revenue.

IAMGOLD Corporation	Notes to Consolidated Financial Statements

The forward sales contracts and the foreign exchange contracts, assumed through the acquisition of Cambior, are accounted at their fair value on the balance sheet date. This market valuation is based on forward rates and considers the market price, rate of interest, gold lease rate and volatility. The fair value of these non-hedge derivative instruments is included on the balance sheet and the change in market value from the previous reporting period is included in the statement of earnings as a non-hedge derivative gain or loss. On delivery of gold into the forward contracts, the related marked-to-market value is amortized and recorded into gold revenue.

The Company, from time to time, may enter into transactions in order to manage exposure to price fluctuations in foreign exchange and commodities. The Company reviews each contract at the time it is entered into in determining the appropriate accounting treatment.

(w)	Flow-through shares:

The Company recognizes future income tax liability for flow-through shares, and reduces the shareholders’ equity, on the date that the tax credits associated with the expenditures are renounced, provided there is reasonable assurance that the expenditures will be made.

(x)	Stock-based compensation plans:

The Company has three stock-based compensation plans, which are described in note 22 and costs are included in corporate administration expenses in the statement of earnings.

(i)	Share options:

Compensation costs, measured at the grant date based on the fair value of the options and recognized over the related service period, are accounted for as an expense in the statement of earnings and credited to stock-based compensation within shareholders’ equity. Consideration paid by employees when the options are exercised, as well as the fair value at the grant date of options exercised, is added to common shares.

(ii)	Share bonus plan:

The Company expenses share bonuses granted to employees over the three-year or five-year vesting period and share bonuses to directors when they are issued.

(iii)	Share purchase plan:

Prior to January 1, 2007, the Company expensed its contribution to the employees’ share purchase plan when the shares were issued or issuable. Effective January 1, 2007, the Company initiated a new share purchase plan where the Company contributes towards the purchase of shares on the open market. The Company’s contribution vests on December 31 of each year and is charged to earnings in the year of contribution.

(y)	Revenue recognition:

Revenues include gold, silver, copper and niobium sales as well as royalty revenue.

Revenue from the sale of gold bullion and by-products (silver and copper concentrate) is recognized when the metal is delivered and title transfers to the counterparties to the transaction.

Revenue for the sale of niobium in the form of ferroniobium, is recognized when legal title (rights and obligations) to the ferroniobium is transferred to buyers depending on the terms of each specific contract.  IAMGOLD has three types of contractual terms based on individual customer agreements.  The first type of contract includes terms where title transfers once the product is shipped from the Company’s facility.  The second type of contract includes terms where title transfers once the product is delivered to the customer’s location.  The third type of contract includes terms where title transfers when the customer gets the product directly from the plant.

Royalty revenue is recognized when the Company has reasonable assurance with respect to measurement and collectability. The Company holds two types of royalties:

IAMGOLD Corporation	Notes to Consolidated Financial Statements

(i)	Revenue based royalties such as Net Smelter Return (“NSR”) or Gross Proceeds Royalties:

Revenue based royalties are based on the proceeds of production paid by a smelter, refinery or other customer to the miner and upon the sale or other disposition of minerals recovered from the property on which the royalty interest is held. The form, manner and timing of the receipt of any specific royalty payment by the Company are governed by the corresponding royalty agreement with the owner of the royalty property.

(ii)	Profits based royalties such as Net Profits Interests (“NPI”):

A NPI is a royalty based on the profit after allowing for costs related to production. The expenditure that the operator deducts from revenues is defined in the relevant royalty agreements. Payments generally begin after pay-back of capital costs. The royalty holder is not responsible for providing capital nor covering operating losses or environmental liabilities. Revenue is recognized in accordance with the relevant agreement.

Earnings from working interests are calculated based on the Company’s percentage ownership in each investee of profits or loss. Working interests are similar to a NPI except working interest holders have an ownership position and, to prevent ownership dilution, are liable for their share of capital and operating costs. The Company records its 18.9% interests in Gold Fields Ghana Limited and the Tarkwa mine (“Tarkwa”) and in Abosso Goldfields Limited and the Damang mine (“Damang”) as working interests.

(z)	Earnings per share:

Basic earnings per share is calculated by dividing net earnings by the weighted average number of common shares outstanding during the year. The calculation of diluted earnings per share uses the treasury stock method which adjusts the weighted average number of shares for the dilutive effect of share options and warrants.

2.	Changes in accounting policies and future accounting policies:

(a)	Financial Instruments, Comprehensive Income and Hedges

Effective January 1, 2007, IAMGOLD adopted the new Canadian Institute of Chartered Accountants (“CICA”) accounting standards related to: Section 1530, “Comprehensive Income”, Section 3855, “Financial Instruments—Recognition and Measurement”, and Section 3865, “Hedges”.

Section 3855 “Financial Instruments—Recognition and Measurement”

One of the basic principles of “Section 3855” is that fair value is the most relevant measure for financial instruments. Financial assets must be classified into one of the four following categories:
•	Held-to-maturity investments (measured at amortized cost);
•	Loans and receivables (measured at amortized cost);
•	Held for trading assets (measured at fair value with changes in fair value recognized in earnings immediately);
•
Available-for-sale assets, including investments in equity securities, held-to-maturity investments that an entity elects to designate as being available for sale and any financial asset that does not fit into any other category (measured at fair value with changes in fair value accumulated in other comprehensive income until the asset is sold, impaired or matured).

Financial liabilities, which include long-term debt and other similar instruments, must be accounted for at amortized cost, except for those classified as held for trading, which must be measured at fair value.

Section 1530 “Comprehensive Income”

According to Section 1530, comprehensive income is defined as net earnings and other comprehensive income and represents all changes in equity during a period, from transactions and events from non-owners. Accumulated other comprehensive income will include the unrealized gains/losses on the translation of self-sustaining foreign operations and unrealized gains/losses on financial assets which are classified as available-for-sale.

IAMGOLD Corporation	Notes to Consolidated Financial Statements

Impact on the January 1, 2007 balance sheet:

On January 1, 2007, these changes in accounting policies required the following adjustments:

	Opening Balance January 1, 2007	Adjustments	Revised Balance January 1, 2007
($000)	$	$	$
Assets
Other long-term assets— Debenture receivable	2,000	280	2,280
Marketable securities	9,379	1,365	10,744
Gold receivable	15,281	106	15,387
Liabilities
Future income and mining tax liability	185,015	173	185,188
Shareholders’ equity
Retained earnings	108,932	306	109,238
Cumulative translation adjustment (1)	(4,836)	4,836	-
Accumulated other comprehensive loss	-	(3,564)	(3,564)

(1)	Retroactively restated prior periods as presented.

Marketable securities and debenture receivable are classified as available-for-sale assets and are measured at fair value using the closing quoted market price. Unrealized gains or losses related to changes in market value as well as the related tax impact are accounted for in other comprehensive income (OCI) until the marketable security and debenture receivable are sold, impaired or mature.  When the assets are sold, impaired or mature, the accumulated unrealized gain or loss in OCI is reversed and the actual gain or loss on disposal is accounted for in the statement of earnings.

The Company also owns warrants included in marketable securities. These warrants were measured at fair value using the Black-Scholes pricing model. Unrealized gains or losses related to changes in market value are reported under “non-hedge derivative gain or loss” in the consolidated statement of earnings.

Gold receivable is considered a hybrid instrument composed of a receivable and an embedded derivative that must be accounted for separately. The receivable is accounted for as an interest bearing receivable, with accrued interest reported. The embedded derivative is marked-to-market at each balance sheet date based on the change in gold price with the variation charged to earnings under “non-hedge derivative gain or loss”.

Long-term debt is accounted for at amortized cost, using the effective interest method which did not have any impact on its carrying value on the adoption date.

Adjustments to future income and mining tax liability reflect the tax impact of the previous adjustments.

Reconciliation of capitalized stripping costs in 2007 is as follows:

(b)	Future Accounting Changes

Financial instruments—disclosures and presentation:

The CICA issued new accounting standards: Section 3862—Financial instruments – disclosures, and Section 3863—Financial instruments – presentation which will be effective for IAMGOLD on January 1, 2008. The new sections replace Section 3861—Financial instruments – disclosure and presentation. Section 3862 require the disclosure of additional qualitative and quantitative information that enable users to evaluate the significance of financial instruments for the entity’s financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives and provides additional guidance for the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, and the classification of related interest, dividends, losses and gains. The Company is assessing the impact of these sections and will adopt these standards commencing in 2008.

IAMGOLD Corporation	Notes to Consolidated Financial Statements

Capital disclosures:

On December 1, 2006, the CICA issued the new accounting standard: Section 1535—Capital disclosures which will be effective for IAMGOLD on January 1, 2008. Section 1535 specifies the disclosure of information that enables users of the Company’s financial statements to evaluate the entity’s objectives, policies and processes for managing capital such as qualitative information about its objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether the entity has complied with any capital requirements and, if it has not complied, the consequences of non-compliance. The Company is assessing the impact of this new section and will adopt these standards commencing in the 2008 year.

Inventories:

In June 2007, the CICA issued Section 3031-Inventories which replaces Section 3030 and establishes standards for the measurement and disclosure of inventories. This section applies to fiscal years beginning on or after January 1, 2008. The main features of the new section are:

•	Measurement at the lower of cost and net realizable value;

•	Cost of items that are not ordinarily interchangeable, and goods and services produced and segregated for specific projects, assigned by using a specific identification of their individual costs;

•	Consistent use of either first-in first-out or weighted average cost formula to measure the cost of other inventories;

•	Reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories.

This new section also provides for additional disclosure. The Company is currently evaluating the effect that the adoption of Section 3031 will have on its consolidated results of operations and financial condition and will adopt these standards prospectively commencing in the 2008 year.

Goodwill and intangible assets

In February 2008, the CICA replaced Section 3062 by Section 3064 – Goodwill and intangible assets and adopted relevant parts of International Financial Reporting Standard IAD 38 – Intangible Assets. This section gives the definition of goodwill and intangible assets, and instruction for recognition and measurement. This section applies to fiscal years beginning on or after October 1, 2008. The Company is assessing the impact of this new section and will adopt these standards in 2009.

International Financial Reporting Standards

In January 2006, the AcSB adopted its strategic plan, which includes the decision to move financial reporting for Canadian publicly accountable enterprises to a single set of globally accepted high-quality standards, namely, International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). This document outlines the AcSB’s implementation plan for incorporating IFRS into Canadian GAAP, including identifying key decisions that the AcSB will need to make as it implements the strategic plan for publicly accountable enterprises. The Company will follow the key events timeline proposed by the AcSB to obtain training and thorough knowledge of IFRS, finalize assessment of accounting policies with reference to IFRS and plan for convergence to be ready for the changeover planned in 2011.

IAMGOLD Corporation	Notes to Consolidated Financial Statements

3.	Acquisitions:

In 2006, IAMGOLD completed the acquisition of Gallery Gold Limited (“GGL”) and Cambior Inc. (“Cambior”).

In 2007, independent specialists were retained to assist in determining the final allocations of certain fair values for GGL and Cambior. The valuation is based on known or knowable information available at the date of the acquisition. Business acquisitions are accounted for under the purchase method of accounting whereby, the purchase price is allocated to the assets acquired and the liabilities assumed based on fair value of the consideration paid at the closing date of acquisition. The fair value of the consideration paid is then allocated to the fair values of the identifiable assets and liabilities. The excess purchase price over the fair value of identifiable assets and liabilities acquired is goodwill. The determination of fair value requires management to make assumptions and estimates about the fair values. The assumptions and estimates generally require a high degree of judgment, and include estimates of mineral reserves and resources acquired, future commodity prices, discount rates and foreign exchange rates. Changes in any of the assumptions and estimates used in determining the fair values could have an impact on the allocation of the fair value to balance sheet items and on future results.

The principal valuation methods for major classes of assets and liabilities were:

•
Inventories—gold and niobium production inventories and ore stockpile were valued at estimated selling prices less disposal costs, costs to complete and a reasonable profit allowance for the completing and selling effort.

•	Plant and equipment—replacement cost or market value for current function and service potential, adjusted for physical, functional and economic obsolescence.

•
Mining properties at producing sites (including proven and probable reserves and value beyond proven and probable reserves)—Multi-period excess earnings approach considering the prospective level of cash flows and fair value of other assets at each mine. A market approach by comparison to other publicly traded entities in similar lines of business with analysis of the market multiples of entities engaged in similar businesses was then used to corroborate the values derived.

•
Development projects—discounted future cash flows considering the prospective level of cash flows from future operations and necessary capital expenditures, and/or based on a market approach as noted above.

•	Exploration properties—appraised values considering costs incurred, earn-in agreements and comparable market transactions, where applicable.

•	Long-term debt and derivative instruments—estimated fair values consistent with the methods disclosed under the Company’s note disclosure on accounting policies for these items.

•	Asset retirement obligations—estimated fair values consistent with the methods disclosed under the Company’s note disclosure on asset retirement obligations.

Gallery Gold Limited:

On March 22, 2006, the Company acquired all of the issued and outstanding shares of GGL in exchange for the issuance of 26,221,468 common shares.  GGL, through its subsidiaries, owns a 100% interest in the Mupane gold mine in Botswana and a controlling interest in the Buckreef project in Tanzania. The purchase price was $202,329,000, including the purchase of GGL common share options for $2,402,000 and acquisition expenses of $2,479,000. The value was determined based on the average closing price on the Toronto Stock Exchange for the two days prior to, the day of, and two days after the announcement on December 5, 2005, after market closed, and on an exchange ratio of one IAMGOLD share for each 22 GGL shares.

The purchase price allocation has been adjusted from that disclosed in 2006 as a result of the final analysis by outside specialists retained by the Company.  Goodwill was related to exploration potential and is allocated to reporting units based on a pro-rata basis of each unit’s fair value.

IAMGOLD Corporation	Notes to Consolidated Financial Statements

GGL’s activities have been accounted for in IAMGOLD’s results since the closing date of the transaction.

GGL	Preliminary Purchase Equation		Revisions		Final Purchase Equation
	$		$		$
Assets acquired:
Cash and cash equivalents		971		-		971
Mining assets		135,668		(11,794)		123,874
Exploration and development		96,582		3,193		99,775
Other assets		18,873		1,599		20,472
Goodwill		72,405		(9,568)		62,837
		324,499		(16,570)		307,929
Liabilities assumed:
Current liabilities		(11,186)		-		(11,186)
Long-term debt		(16,589)		-		(16,589)
Forward sales liability and gold call option		(59,711)		-		(59,711)
Asset retirement obligations		(2,506)		(285)		(2,791)
Future income and mining tax liabilities		(32,178)		16,855		(15,323)
		(122,170)		16,570		(105,600)
		202,329		-		202,329
Consideration paid:
Issue of 26,221,468 common shares of the Company		197,448		-		197,448
Settlement of GGL common share options(a)		2,402		-		2,402
Transaction costs		2,479		-		2,479
		202,329		-		202,329

(a)	The GGL common share options were valued using their intrinsic value and were repurchased immediately.

Cambior Inc.:

On November 8, 2006, the Company acquired all of the issued and outstanding shares of Cambior, an international gold and niobium producer with operations, development projects and exploration activities throughout the Americas (Rosebel mine, Doyon division, Sleeping Giant mine, Niobec mine, Westwood and Caiman projects). As consideration for the transaction, the Company issued 116,258,765 common shares along with options and warrants exercisable for 10,829,000 common shares of IAMGOLD. The purchase price was $1,105,157,000, including acquisition costs of $5,087,000. The value of shares and warrants was determined based on the daily weighted average price on the Toronto Stock Exchange for the two days prior to, the day of, and the two days after the public announcement on September 14, 2006, and an exchange ratio of 0.42 IAMGOLD share for each Cambior share.

The purchase price has been adjusted from that disclosed in 2006 as a result of the final analysis by outside specialists retained by the Company.

Cambior’s activities have been accounted for in IAMGOLD’s results since the closing date of the transaction.

IAMGOLD Corporation	Notes to Consolidated Financial Statements

Cambior	Preliminary Purchase Equation		Revisions		Final Purchase Equation
	$		$		$
Assets acquired:
Cash and cash equivalents		7,183		-		7,183
Mining assets		784,601		2,885		787,486
Exploration and development		189,049		18,838		207,887
Other assets		99,807		14,585		114,392
Net assets held for sale		24,219		2,124		26,343
Goodwill		330,638		(60,977)		269,661
Other intangible assets		-		16,150		16,150
		1,435,497		(6,395)		1,429,102
Liabilities assumed:
Current liabilities		(94,010)		(4,113)		(98,123)
Long-term debt		(33,716)		-		(33,716)
Forward sales liability and current option		(16,205)		-		(16,205)
Asset retirement obligations		(38,380)		(11,758)		(50,138)
Accrued benefit liabilities		(8,897)		(2,496)		(11,393)
Future income and mining tax liabilities		(135,827)		28,061		(107,766)
Non-controlling interest		(3,502)		(3,102)		(6,604)
		(330,537)		6,592		(323,945)
		1,104,960		197		1,105,157
Consideration paid:
Issue of 116,258,765 common shares of the Company		1,062,605		-		1,062,605
Issue of 2,428,873 IAMGOLD equivalent options(a)		13,062		-		13,062
Issue of warrants equivalent to 8,400,000 IAMGOLD shares		24,403		-		24,403
Transaction costs		4,890		197		5,087
		1,104,960		197		1,105,157

(a)
The equivalent options granted upon the acquisition of Cambior were valued at their fair value using the Black-Scholes option-pricing model taking into account the remaining expected life, a risk free interest rate of 4%, a volatility of 37% and a dividend yield of 0.7%.

4.	Assets held for sale

Bauxite Operations

On February 13, 2007, the Company announced that it had completed an agreement for the sale of its 70% equity interest in Omai Bauxite Mining Inc. (“OBMI”) and its 100% equity interest in Omai Services Inc. (“OSI”). The effective date of the agreement was December 31, 2006. Assets and liabilities related to OBMI and OSI were classified as assets and liabilities held for sale and the statement of earnings separately presented the results from discontinued operations as well as the statement of cash flows, to separately disclose the operating, investing and financing portions of the cash flows attributable to discontinued operations. The fair value of OBMI and OSI of $26,343,000, as at November 8, 2006, was considered in the purchase equation of Cambior (note 3). The transaction was completed on March 21, 2007 with the receipt from the purchaser of $28,451,000 and the assumption of third party debt of $17,724,000.

Net earnings for discontinued operations from November 8, 2006 to December 31, 2006 were as follows:

IAMGOLD Corporation	Notes to Consolidated Financial Statements

	2006
	$
Revenues		6,359
Investment income		3
Mining costs		(6,312)
Corporate and administration		(115)
Financial expenses		(312)
Income and mining taxes		(14)
Non-controlling interest		484
Net earnings from discontinued operations, net of tax		93

The statement of cash flows discloses the total cash flow from (used in) discontinued operations summarized as follows:

	2007		2006
	$		$
Operating activities		-		(1,897)
Financing activities		-		42
Investing activities		28,451		276
Increase (Decrease) in cash flows from discontinued operations		28,451		(1,579)

5.	Impairment Charges

Mupane Mine

During 2007, the Company continued exploration programs from GGL indicated that the exploration results were unsuccessful in achieving an increase to the mine’s resource base. This resulted in a decision to significantly reduce the exploration program including the termination of the majority of the region’s exploration personnel. Furthermore, the mine significantly diverged from the Life of Mine (LOM) Plan used during the initial valuation, with the largest variation occurring when the mine changed from softer oxide ore to harder primary sulphide ore. Operating costs had also risen substantially, mainly due to higher labour costs in Botswana, sharply rising consumables prices and higher mining costs. This under performance resulted in a full review of the mine operations and an update to the LOM Plan, which was completed during the second quarter of 2007. This review considered the exploration potential of the area, the current mineral resources, the projected operating costs, metallurgical performance and gold price. These served as inputs into pit optimizations to determine which resources could be economically mined and be considered as mineable mineral reserves. A mine schedule was developed and cash flows calculated, resulting in an impairment charge to the Mupane operations of $93,725,000.

This impairment charge consisted of a reduction of goodwill of $32,782,000, a reduction of $8,038,000 to other long-term assets (stockpiles) and a reduction of $52,905,000 in the carrying value of the Mupane mine. Net estimated future cash flows from the Mupane mine were calculated, on an undiscounted basis, based on best estimates of future gold production, which were estimated using long-term gold prices from $550 to $700 per ounce, increased cost estimates based on revised operating levels, gold recovery of 87% to 91% depending on the rock type and pit source and expected continuation of operations to mid 2010, including the processing of stockpiled ore. Future expected operating costs, capital expenditures, and asset retirement obligations were based on the updated life of mine plan. The fair value was calculated by discounting the estimated future net cash flows using a 5% interest rate, commensurate with the risk. Management’s estimate of future cash flows is subject to risks and uncertainties, therefore future impairments could occur.

The decrease in estimated production did not have any impact on the accounting treatment for the Mupane forward sales contracts which were accounted for as normal purchase and sales contracts, whereby deliveries are recorded at their respective forward prices.

IAMGOLD Corporation	Notes to Consolidated Financial Statements

Doyon division—Exploration

The Company also recorded an impairment charge of $5,903,000 related to resource development costs incurred at the Doyon division which, to date, has been unsuccessful in increasing the division’s resource profile.

6.	Cash and Cash Equivalents

At December 31	2007		2006
	$		$
Cash		93,215		101,500
Cash equivalents: Short-term deposits with initial maturities of less than three months		20,050		22,825
Cash and cash equivalents		113,265		124,325

7.	Gold Bullion:

At December 31		2007	2006
Ounces held	(oz)	154,954	148,704
Weighted average acquisition cost	($/oz)	348	330
Acquisition cost	($)	53,982	49,012
December 31 spot price for gold	($/oz)	834	632
December 31 market value	($)	129,193	93,981

8.	Inventories:

At December 31	Note	2007		2006
		$		$
Gold production inventory (Gold doré and Gold in process)			20,004		14,545
Niobium production inventory			7,644		6,455
Concentrate inventory			12		-
Ore stockpiles – current			20,640		2,648
Mine supplies			40,930		37,677
Inventories			89,230		61,325
Long-term ore stockpiles	9		53,128		44,483
			142,358		105,808

9.	Other long-term assets:

At December 31	Note	2007		2006
		$		$
Amounts due from the Government of Mali(a)			19,888		9,990
Debenture receivable(b)			-		2,000
Marketable securities			2,974		9,379
Long-term portion of gold receivable(c)			-		7,581
Restricted cash deposit per closure cost guarantees	19		1,790		1,179
Accrued benefit asset	20		3,163		3,040
Long-term ore stockpiles	8		53,128		44,483
Capital assets			6,294		5,669
Other assets			1,179		523
			88,416		83,844

(a)
Amounts due from the Government of Mali represent fuel tax, value added tax and stamp duties receivable which are not expected to be repaid within one year. In addition, receivables and other current assets include an additional $10,221,000 (2006 - $18,447,000) relating to similar items.

(b)
Upon the sale of a royalty portfolio interest on April 25, 2006, the Company received a debenture from a 100% owned subsidiary of Battle Mountain Gold Exploration Corp. (“BMGX”) with a par value of $2,000,000, with a term of two years, an interest rate of 6%, convertible into common shares of BMGX at a rate of $0.50 per share (note 11). In 2007 interest received of $102,100 has been recognized in earnings (2006 - $61,000). The debenture receivable was sold in 2007 and a gain on disposal of assets totaling $200,000 was recorded.

IAMGOLD Corporation	Notes to Consolidated Financial Statements

(c)
In December 2005, Cambior completed the sale of the Carlota copper project. As part of the consideration, the buyer was to deliver 50,000 ounces of gold to Cambior. As at December 31, 2006, 25,000 ounces of gold receivable were outstanding for an amount totaling $15,281,000, to be delivered in four equal quarterly deliveries.  In December 2007, the Company received 6,250 ounces of gold valued at $795 per ounce, totaling $4,970,000, which were added to the gold bullion balance (note 7). As at December 31, 2007, there were 18,750 remaining ounces of gold receivable which will be received in three equal quarterly deliveries starting in March 2008 and are classified within receivables and other current assets amounting to $15,448,000.

As security regarding the gold deliveries, the buyer:

(i)	pledged all shares of Cambior USA and of Carlota Copper Company (“CCC”), a wholly-owned subsidiary of Cambior USA and the direct owner of the Carlota copper project; and

(ii)
granted first rank security interests in all moveables and immoveables of Cambior USA and of CCC, in IAMGOLD’s favor, such first ranking being subject to existing royalties on Carlota and security interests to be granted in connection with project financing for Carlota, if and when applicable, which shall rank pari passu with IAMGOLD’s security.

10.	Working Interests:

The Company holds an 18.9% working interest in Gold Fields Ghana Limited (“Tarkwa”), an unlisted Ghanaian company holding 100% of the Tarkwa gold mine in Ghana. The carrying value of this asset was recorded on the balance sheet on January 7, 2003 at its fair value of $42,742,000. This amount included a fair value increment of $4,617,000 which is amortized on a units-of-production basis over the life of the mine corresponding to the proven and probable reserves.

The Company also holds an 18.9% working interest in Abosso Goldfields Limited (“Damang”), an unlisted Ghanaian company holding 100% of the Damang gold mine in Ghana. The carrying value of this asset was recorded on the balance sheet on January 7, 2003 at its fair value of $15,298,000. This amount included a fair value increment of $6,261,000 which is amortized on a units-of-production basis over the life of the mine corresponding to the proven and probable reserves.

	Tarkwa		Damang		Total
	$		$		$
Balance, December 31, 2005		78,845		13,917		92,762
Earnings from working interests in 2006		23,466		5,408		28,874
Cash dividends received in 2006		(28,880)		(5,670)		(34,550)
Balance, December 31, 2006		73,431		13,655		87,086
Earnings from working interests in 2007		22,118		3,274		25,392
Balance, December 31, 2007		95,549		16,929		112,478

IAMGOLD Corporation	Notes to Consolidated Financial Statements

11.	Royalty Interests:

Investments in net royalty interests are:

At December 31	2007
	Cost		Accumulated Amortization		Net Royalty Interest
	$		$		$
Revenue producing royalties
Diavik (a)		49,446		17,218		32,228
Magistral (b)		3,109		502		2,607
		52,555		17,720		34,835

At December 31	2006
	Cost		Accumulated Amortization		Net Royalty Interest
	$		$		$
Revenue producing royalties
Diavik (a)		49,446		12,267		37,179
Magistral (b)		3,109		502		2,607
		52,555		12,769		39,786

On April 25, 2006, the Company closed a transaction with Battle Mountain Gold Exploration Corp. (“BMGX”) whereby a portfolio of gold royalties was sold to BMGX.  The portfolio included royalties on the Williams, el Limon, Don Mario and Joe Mann mines and the Dolores development project.  Total consideration for the sale was $21,850,000, consisting of $13,850,000 in cash, 12 million common shares of BMGX valued at $6,000,000 and a $2,000,000 debenture of a 100% owned subsidiary of BMGX convertible into common shares of BMGX.  The common shares and the debenture have been recorded in marketable securities included in other long-term assets, and were sold in 2007.

Goodwill of $12,954,000 attributable to the royalties sold was expensed in 2006, resulting in a net gain on the sale of the royalties, before and after tax of $1,111,000 and $694,000, respectively.

Revenue producing royalties:

(a)
The Company owns a 1% gross proceeds royalty on certain claims in the Lac de Gras region of the Northwest Territories, including the Diavik lands controlled by Harry Winston Diamond Corporation (formerly Aber Diamond Corporation) and Diavik Diamond Mines Inc.

(b)
The Company owns a sliding scale NSR royalty on mineral production from the Magistral gold property in Mexico owned by US Gold Corporation since June 2007 (Nevada Pacific Gold Ltd. prior to that date). The royalty rate is 3.5% until 380,000 ounces of gold has been produced and 1% thereafter.  In July 2005, mine operations were suspended.

IAMGOLD Corporation	Notes to Consolidated Financial Statements

12.	Mining Assets:

	Cost		Accumulated depreciation and depletion (1)		Net book value
At December 31, 2007	$		$		$
Plant and equipment		604,499		384,228		220,271
Mining property and deferred costs		1,546,392		754,762		791,630
Construction in progress		12,060		-		12,060
		2,162,951		1,138,990		1,023,961

At December 31, 2006	$		$		$
Plant and equipment		598,955		407,602		191,353
Mining property and deferred costs		1,466,067		608,417		857,650
Construction in progress		1,661		-		1,661
		2,066,683		1,016,019		1,050,664

(1)	Includes impairment charge.

Mining assets are held through:
(a)	Interest, acquired on November 8, 2006, in the Rosebel mine (95%) in Suriname, and Doyon division, and Sleeping Giant and Niobec mines (100%) in Canada.
(b)	A 100% interest, acquired on March 22, 2006, in the Mupane gold mine in Botswana.
(c)
A 38% interest in the Sadiola joint venture which holds a mining permit covering the Sadiola Concession. Other shareholders include AngloGold Limited (“AngloGold”) (38%), the Government of Mali (“GOM”) (18%) and International Financial Corporation (“IFC”) (6%). The GOM interests in Sadiola and Yatela are free and carried interests.

(d)
A 40% indirect interest in the Yatela joint venture which holds a mining permit and the exploration rights covering the Yatela Gold Concession. Other shareholders include AngloGold (40%) and the GOM (20%).  The GOM interests in Yatela are free and carried interests.

13.	Exploration and Development:

Investments in exploration and development properties are:

At December 31	2007		2006
	$		$
Ecuador—Quimsacocha		9,348		5,978
Tanzania—Buckreef		97,787		84,355
Tanzania—other		6,041		15,421
Botswana		5,602		750
French Guiana—Camp Caiman		78,987		68,409
Peru—La Arena		25,746		25,675
Peru—other		1,962		-
		225,473		200,588

14.	Goodwill:

At December 31	Note	2007		2006
		$		$
Goodwill, beginning of year			464,975		74,886
Goodwill acquired in 2006, adjusted in 2007 – GGL	3		(9,568)		72,405
Goodwill acquired in 2006, adjusted in 2007 – Cambior	3		(60,977)		330,638
Goodwill impairment – GGL	5		(32,782)		-
Goodwill related to royalties sold	11		-		(12,954)
Goodwill, end of year			361,648		464,975

IAMGOLD Corporation	Notes to Consolidated Financial Statements

15.	Other Intangible Assets:

At December 31, 2007	Cost		Accumulated Amortization		Net book value
	$		$		$
Favorable supplier contracts:
Power contracts		8,782		450		8,332
Equipment purchase contracts		7,368		597		6,771
		16,150		1,047		15,103

Amortization expense in 2007 amounted to $1,047,000.

16.	Current portion of long-term liabilities:

At December 31	Note		2007		2006
			$		$
Current portion of:
Long-term debt	17			4,533		29,263
Asset retirement obligations	19			7,753		7,584
Accrued benefit liabilities	20			138		265
Forward sales liability	27	(a)		17,874		16,439
Fair value of non-hedge derivatives	27	(a)		-		16,409
Termination benefits	21			2,132		-
				32,430		69,960

17.	Long-term debt

	Total Dec.31	Scheduled payments											Total Dec.31
	2007	2008		2009		2010		2011			2012	+	2006
	$	$		$		$		$		$			$
Credit facility(a)	4,000		4,000		-		-		-		-		18,000
Credit facility–Revolving(a)	-		-		-		-		-		-		14,028
Other	2,301		533		878		466		378		46		3,046
	6,301		4,533		878		466		378		46		35,074
Non-recourse debt:
Purchase price payable -Camp Caiman(b)	3,928		-		3,928		-		-		-		3,814
Total	10,229		4,533		4,806		466		378		46		38,888
Current portion	4,533		4,533		-		-		-		-		29,263
Long-term portion	5,696		-		4,806		466		378		46		9,625

(a)	Credit facility

On acquisition of Cambior on November 8, 2006, the Company assumed a Credit facility consisting of a non-revolving term loan and a revolving credit facility. The term loan outstanding was $21,500,000. Subsequent to November 8, 2006, with respect to the term loan, the Company made scheduled repayments of $14,000,000 in 2007 and $3,500,000 in 2006 and on March 6, 2008, paid the term loan in full.

The revolving credit facility was for an aggregate limit of $30,000,000 and, as of November 8, 2006, had an outstanding balance of $5,000,000. Subsequent to November 8, 2006, the Company borrowed an additional $9,028,000 in 2006 mainly for use towards employer contributions to the defined benefit plan, and $7,500,000 in 2007. The outstanding balance was fully repaid in the first quarter of 2007.  As at December 31, 2007, the $30,000,000 revolving portion of the credit facility was not drawn upon except for $11,713,000 in letters of credit issued to guarantee asset retirement obligations.

The interest margin on the credit facility above LIBOR varies according to the ratio of Total Net Senior Debt to EBITDA. Total Net Senior Debt is defined as the aggregate amount of the debt less cash and subordinated debt. EBITDA is defined as the consolidated net earnings before interest expense, depreciation, amortization expense and income tax expense. Committed facilities carry a weighted average standby fee of 0.30% per annum on the unutilized portion of the Credit facility. As at December 31, 2007, the effective interest rate was 8.25%.

The Credit facility is secured by the Company’s interests in the Doyon, Mouska, Sleeping Giant, Niobec and Rosebel mines, and is subject to various covenants, financial ratios and prepayments in the event of future financings.

IAMGOLD Corporation	Notes to Consolidated Financial Statements

(b)	Balance of purchase price payable for Camp Caiman project

On acquisition of Cambior on November 8, 2006, the Company assumed a liability of $3,802,000 relating to the balance of the purchase price for the Camp Caiman project, from Asarco Incorporated, by a wholly owned subsidiary of Asarco Guyane Française S.A.R.L. (“AGF”).  The balance of the purchase price payable is interest-free and is payable within 120 days of the commencement of commercial production.

The purchase price payable is subject to prepayments in the case of a subsequent issuance of equity. The AGF (renamed CBJ Caiman S.A.S.) shares have been pledged as security against the future payments, and will be released upon the full reimbursement of the debt.

Interest:

Interest related to long-term debt was as follows:

Years ended December 31	2007		2006		2005
	$		$		$
- Expensed		1,309		727		478
- Capitalized		114		11		-
		1,423		738		478

18.	Income and mining Taxes:

Income and mining tax expense differs from the amount that would have been computed by applying the combined federal and provincial statutory income tax rate of 36% in 2007, 2006 and 2005 to earnings before income taxes. The reasons for the differences are a result of the following:

Years ended December 31	2007		2006		2005
	$		$		$
Earnings (loss) before income and mining taxes from continuing operations		(683)		97,157		22,152

Income tax provision calculated using statutory tax rates		(246)		35,074		8,001
Increase (reduction) in income taxes resulting from:
Earnings not subject to taxation		(9,126)		(22,192)		(5,607)
Earnings in foreign jurisdictions subject to different tax rates		12,974		(74)		(79)
Resource allowance		(35)		(437)		(411)
Provincial mining taxes		1,907		345		-
Change in enacted corporate income tax rates		(3,676)		758		-
Losses not tax benefited		36,499		4,410		-
Amounts not deductible for tax purposes		5,759		6,569		479
Other		(2,679)		316		(725)
Total income and mining taxes		41,377		24,769		1,658

IAMGOLD Corporation	Notes to Consolidated Financial Statements

The provision for income and mining taxes is made up of the following components:

Years ended December 31	2007		2006		2005
	$		$		$
Current:
Foreign income tax		26,958		22,527		5,720
Federal and provincial income tax		-		(23)		187
		26,958		22,504		5,907
Future:
Foreign income tax		12,207		4,623		(1,694)
Federal and provincial income tax (recovery)		73		(2,703)		(2,555)
Provincial mining tax		2,139		345		-
		14,419		2,265		(4,249)
Total		41,377		24,769		1,658

The components that give rise to future tax liabilities are as follows:

At December 31	2007		2006
	$		$
Future tax assets:
Other assets		17,789		820
Exploration and development expenses		10,908		11,350
Share issue costs		416		14
Non-capital losses		72,606		129,680
Net capital losses		120		120
Mining assets		24,277		13,406
Corporate minimum tax credits		308		377
Asset retirement obligations		22,759		2,759
Accrued benefit liability		1,160		564
Long-term portion of forward sales liability		13,430		15,696
		163,773		174,786
Valuation allowance		(92,490)		(167,337)
Future tax asset after valuation allowance		71,283		7,449
Future tax liabilities:
Mining assets		(185,561)		(154,091)
Exploration and development		(20,616)		(22,163)
Royalty interests		(15,192)		(16,210)
Intangibles		(6,120)		-
Other		(1,750)		-
		(229,239)		(192,464)
Net future tax liability		(157,956)		(185,015)

The Company has non-capital loss carry forwards for Canadian income tax purposes of $186,391,000 available to reduce taxable income on or prior to 2027. Approximately $4,582,000 of these non-capital loss carry forwards have not been tax benefited.

The Company has approximately $251,256,000 in cumulative Canadian exploration and cumulative Canadian development expenses and approximately $243,958,000 in mining assets capital cost allowance available indefinitely to reduce, subject to certain restrictions, taxable income in future years.

In 2007, governmental assistance in the form of the Québec resources tax credit reduced exploration expenses by an amount of $3,305,000 ($190,000 in 2006).

IAMGOLD Corporation	Notes to Consolidated Financial Statements

Losses carried forward as at December 31, 2007 will expire as follows:

	Canada		United States		Peru(1)		Guyana(2)		Botswana
	$		$		$		$		$
2008		-		2,781		-		-		-
2009		9,682		1,337		-		-		-
2010		4,714		1,634		-		-		-
2011		-		1,025		-		-		-
2012		-		1,280		-		-		-
2013-2027		171,995		3,174		-		-		-
Undetermined		-		-		3,644		-		-
Unlimited(2)		-		-		-		60,005		158,787
		186,391		11,231		3,644		60,005		158,787

(1)
According to fiscal legislation in Peru, losses can be carried forward until the end of the fourth year following the first year in which a fiscal profit is realized (no fiscal profit has been realized to date).

(2)	In accordance with the Mineral Agreement concluded with the government of the country.

The Company’s French subsidiaries, CBJ-France and CBJ-Caiman, benefit from an income tax exemption plan for a term of ten years. Under those tax holiday plans, certain commitments made to the French Tax Administration must be met. The tax holidays are subject to re-assessment by the authorities.

19.	Asset Retirement Obligations

The Company’s activities are subject to various laws and regulations regarding the environmental restoration and closure provisions for which the Company estimates future costs.  These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information such as changes in reserves corresponding to a change in the mine life, acquisition or construction of new mines.  The liability for asset retirement obligations has been considered in the annual impairment test process. As at December 31, 2007, the Company had $1,790,000 in deposits restricted (note 9) for settling its obligations as well as letters of credit in the amount of $11,713,000 to guarantee asset retirement obligations (Note 17).

In 2007, the Company reevaluated in detail the asset retirement obligation for each site particularly for the mines acquired in 2006. This revaluation resulted in increases of estimated amounts of cash flows required to settle these obligations. These changes were reflected in the purchase price equation.

At December 31, 2007, estimated undiscounted amounts of cash flows required to settle the obligations, expected timing of payments and the average credit-adjusted risk-free rate assumed in measuring the asset retirement obligations were as follows:

	Undiscounted amounts required		Expected timing of payments	Average credit- adjusted risk-free rate
	$
Rosebel mine		30,575	2008-2025	7.71%
Doyon mine		78,636	2021-2120	5.94%
Sleeping Giant mine		4,191	2009-2013	6.06%
Mupane mine		5,750	2008-2012	6.14%
Sadiola mine (38%)		11,061	2008-2015	6.30%
Yatela mine (40%)		8,514	2008-2015	5.88%
Niobec mine		2,535	2008-2025	6.63%
Omai mine		5,233	2008-2009	7.32%
Other mines		1,567	2008-2010	5.64% - 6.37%
		148,062

IAMGOLD Corporation	Notes to Consolidated Financial Statements

The schedule of estimated future disbursements for rehabilitation and for security deposits is as follows:

	$
2008		8,123
2009		5,943
2010		2,216
2011		6,497
2012		12,984
2013 onwards		112,299
		148,062

The following table presents the reconciliation of the liability for asset retirement obligations:

At December 31	Note	2007		2006
		$		$
Balance, beginning of year			47,517		7,506
New obligations relating to the acquisition and revision of purchase price equation of GGL and Cambior	3		12,043		40,886
Revision in the estimated cash flows and timing of payments			11,619		(441)
Accretion expense			8,361		1,104
Disbursements			(359)		(495)
Foreign exchange variation			6,078		(1,043)
Balance, end of year			85,259		47,517
Less current portion	16		7,753		7,584
Long-term portion			77,506		39,933

20.	Employee future benefit plans

On acquisition of Cambior, the Company assumed the employees’ future benefit plans in which Cambior contributed to various defined contribution plans and final-pay defined benefit pension plans for its employees (for Designated employees and Senior management). On December 31, 2006, the Company terminated the two final-pay benefit pension plans and replaced them with a defined contribution plan, triggering a curtailment in both plans as at December 31, 2006. The most recent actuarial valuation was prepared as at January 1, 2006.  The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year. Additional valuations were also done on November 8, 2006 (date of acquisition of Cambior).

Senior management of the acquired company specifically designated by their Board of Directors were participating in a supplementary executive retirement plan ("SERP"). The purpose of the SERP was to provide these employees with a pension equal to that which would otherwise be received if the defined benefit pension plan reflected the full amount of the base salary of such employees. Annual contributions were assessed by the Board of Directors based on Cambior’s financial position and other factors. The SERP also provided for a clause regarding a change of control which gives additional benefits to selected directors. Following the acquisition of Cambior, on November 8, 2006, the majority of the selected directors left the Company and benefited from these benefits, impacting the calculation of the SERP obligations.  This also resulted in a curtailment of the plan due to the significant reduction in the expected years of future service of active employees.  The resulting termination benefit and gain on curtailment are disclosed in the summary of total costs recognized.

A settlement for the pension plan for designated employees occurred in 2007 and was reflected in the purchase price equation. The actuarial liability payable under the settlement was the sum of transfer values paid to some members and the premiums paid to insurers for the others.

In addition, accrued benefit liabilities relating to unfunded other post-retirement benefit plans offered to employees of Niobec which require no contribution from employees were assumed on acquisition of Cambior. The most recent actuarial valuations were prepared in 2004.

IAMGOLD Corporation	Notes to Consolidated Financial Statements

Total cash payments

Total cash payments for employee future benefits, consisting of cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded other benefit plans, and cash contributed to defined contribution plans were $5,328,000 in 2007 ($7,498,000 from November 8, 2006 to December 31, 2006).

Following the acquisition, the Company contributed the prescribed amount to the SERP.

Defined contribution plans

The total expense for the Company’s defined contribution plans amounted to $3,169,000 in 2007 (2006 - $330,000).

Defined benefit plans

	Pension benefit plans				Post-retirement benefit plans
	2007		2006		2007	2006
	$		$		$	$
Accrued benefit obligations
Balance, beginning of year		18,348		-	3,740	-
Balance and adjustment—date of acquisition		1,214		18,476	1,565	3,725
Current service cost		-		147	206	19
Interest expense		566		146	327	33
Actuarial loss		220		261	128	101
Benefits paid		(16,758)		(97)	(126)	(19)
Settlement		412		-	-	-
Foreign exchange variation		2,231		(585)	912	(119)
Balance, end of year		6,233		18,348	6,752	3,740
Plan assets
Balance, beginning of year		20,365		-	-	-
Fair value, date of acquisition		(132)		13,307	-	-
Actual return on plan assets		353		527	-	-
Employer contributions		2,159		7,168	126	19
Benefits paid		(16,758)		(97)	(126)	(19)
Settlement		221		-	-	-
Foreign exchange variation		2,507		(540)	-	-
Fair value, end of year		8,715		20,365	-	-
At December 31					2007	2006
Pension plan asset category:					%	%
Debt securities					-	21
Money market					100	79
Total					100	100

Reconciliation of the funded status of the benefit plans to the amounts recorded in the financial statements is as follows:

	Pension benefit plans				Post-retirement benefit plans
At December 31	2007		2006		2007		2006
	$		$		$		$
Fair value of plan assets		8,715		20,365		-		-
Accrued benefit obligations		(6,233)		(18,348)		(6,752)		(3,740)
Funded status-(deficit)(1)		2,482		2,017		(6,752)		(3,740)
Unamortized net actuarial loss		681		(140)		254		99
Accrued benefit assets (liabilities)		3,163		1,877		(6,498)		(3,641)

(1)	As at December 31, 2007, the remaining final-pay defined benefit pension plan did not show any deficit.

IAMGOLD Corporation	Notes to Consolidated Financial Statements

The total costs recognized for the Company’s defined benefit plans are as follows:

	Pension benefit plans				Post-retirement benefit plans
Years ended December 31	2007			2006 (*)	2007			2006	(*)
	$		$		$		$
Current service cost		-		147		206		19
Interest expense		566		146		327		33
Actual return on plan assets		(353)		(527)		-		-
Actuarial loss		220		261		128		101
Element of employee future benefit costs before adjustments to recognize the long-term nature of employee future benefit costs		433		27		661		153
Adjustments to recognize the long-term nature of employee future benefit costs:
Difference between expected return and actual return on plan assets		(40)		403		-		-
Difference between actuarial loss and actuarial loss/gain on accrued benefit obligations		(220)		(261)		(128)		(101)
Gain on plan settlement		(191)		-		-		-
Defined benefit costs recognized		(18)		169		533		52
(*)	November 8, 2006 to December 31, 2006.

The significant assumptions used to evaluate the Company’s accrued benefit obligations and benefit costs are as follows (weighted-average):

	Pension benefit plans		Post-retirement benefit plans
	2007	2006	2007	2006
	%	%	%	%
Accrued benefit obligations as of December 31:
Discount rate	5.75	5.25	5.75	5.25
Rate of compensation increase	-	3.50	3.50	3.50
Benefit costs for the period ended December 31:
Discount rate	5.25	5.50	5.25	5.50
Expected long-term rate of return on plan assets	2.00	4.90	-	-
Rate of compensation increase	-	3.50	-	-
Assumed health care trend rate for the next year used to measure the expected cost covered by the plans
- first four years	-	-	10	10
- thereafter	-	-	5	5
			2007	2006
Average remaining service period of active employees covered by the:			Years	Years
- Defined pension benefit plan			-	14
- SERP			27	12
- Defined post-retirement benefit plan:
-Manager and clerical employees at Niobec			14	14
-Unionized employees at Niobec			15	15

IAMGOLD Corporation	Notes to Consolidated Financial Statements

The estimated employer contributions for 2008 are $611,000.  Estimated benefit payments for the next ten years are as follows:

	$
2008		611
2009		611
2010		623
2011		650
2012		699
2013 to 2017		3,999
		7,193

Sensitivity analysis:

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects for 2007:

	Increase		Decrease
	$		$
Total service and interest costs		97		(75)
Accrued benefit liabilities		1,121		(891)

21.	Termination Benefits

In 2007, termination contractual benefits were accounted for the Sleeping Giant mine in Canada which will be closing according to mine plans at the end of 2008 following the depletion of reserves and resources. Payable termination benefits total $2,132,000 and are classified in current portion of long-term liabilities.

22.	Share Capital:

(a)	Authorized:

Unlimited first preference shares, issuable in series
Unlimited second preference shares, issuable in series
Unlimited common shares

Issued and outstanding common shares are as follows:

	Note	Number of Shares	Amount
			$
Issued and outstanding, December 31, 2004		145,761,646		343,957
Exercise of options		1,834,658		8,296
Share purchase plan		31,600		211
Share bonus plan		20,223		142
Issued and outstanding, December 31, 2005		147,648,127		352,606
Shares issued on acquisition of GGL	3	26,221,468		197,448
Shares issued on acquisition of Cambior	3	116,258,765		1,062,605
Exercise of options		2,386,287		12,950
Share purchase plan		26,480		225
Share bonus plan		18,830		160
Issued and outstanding, December 31, 2006		292,559,957		1,625,994
Exercise of options		1,141,231		6,590
Share purchase plan		5,613		50
Share bonus plan		53,091		444
Warrants exercised		3,780		41
Issued and outstanding, December 31, 2007		293,763,672		1,633,119

IAMGOLD Corporation	Notes to Consolidated Financial Statements

(b)	Share options:

The Company has a comprehensive share option plan for its full-time employees, directors and officers and self-employed consultants. The options vest over three and four years and expire no later than ten years from the grant date. As at December 31, 2007, the total number of shares reserved for the grants of share options was 20,261,806, of which an additional 4,000,000 and 7,011,806 options were added to the reserve on May 16, 2005 and May 19, 2007 respectively. The later addition is to be approved at the next annual general meeting.  As of December 31, 2007, 13,057,367 shares remain in reserve.  Options issued on the acquisition of Repadre Capital Corporation (in 2003), and Cambior (in 2006) are excluded from this reserve number.

A summary of the status of the Company’s share option plan as of December 31, 2007, 2006 and 2005 and changes during the three years then ended is presented below. All exercise prices are denominated in Canadian dollars. The exchange rates at December 31, 2007, 2006, and 2005 were 0.9913, 1.1654 and 1.1630 respectively.

	2007		2006		2005
	Options	Weighted average exercise Price ($C)	Options	Weighted average exercise price ($C)	Options	Weighted average exercise price ($C)

Outstanding, beginning of year	5,685,495	7.66	4,076,242	6.62	5,691,899	5.78
Granted	1,976,000	9.84	1,795,000	10.61	415,000	8.25
Assumed on acquisition of Cambior	-	-	2,428,873	5.42	-	-
Exercised	(1,141,231)	4.80	(2,386,287)	5.56	(1,834,658)	4.21
Forfeited	(778,406)	10.21	(228,333)	10.39	(195,999)	8.19
Outstanding, end of year	5,741,858	8.63	5,685,495	7.66	4,076,242	6.62
Exercisable, end of year	3,187,858	7.56	3,616,828	6.23	2,981,242	5.95

The following table summarizes information relating to share options outstanding at December 31, 2007:

	Options Outstanding			Options exercisable
Range of Prices $C	Number outstanding	Weighted average remaining contractual life - years	Weighted average exercise Price $C	Weighted number exercisable	Weighted average remaining contractual life - years	Weighted average exercise Price $C
1.22 – 2.00	112,634	1.7	1.25	112,634	1.7	1.25
3.01 – 4.00	89,000	1.5	3.80	89,000	1.5	3.80
4.01 – 5.00	177,522	2.2	4.62	177,522	2.2	4.62
5.01 – 6.00	430,970	3.3	5.40	430,970	3.3	5.40
6.01 – 7.00	5,773	0.6	6.51	5,773	0.6	6.51
7.01 – 8.00	1,184,710	2.0	7.60	1,127,877	1.9	7.61
8.01 – 9.00	600,856	3.6	8.54	215,856	2.6	8.51
9.01 – 10.00	748,000	1.8	9.17	608,000	1.3	9.04
10.01 – 11.00	2,360,500	3.7	10.40	388,333	3.3	10.70
11.01 – 11.10	31,893	0.9	11.10	31,893	0.9	11.10
	5,741,858	2.9	8.63	3,187,858	2.2	7.56

IAMGOLD Corporation	Notes to Consolidated Financial Statements

The determination of the fair value of options is judgmental. The Company uses values calculated by the Black-Scholes option pricing model as a proxy for such fair value. Use of the Black-Scholes model has become the prevalent practice for estimating fair values of options. The Black-Scholes model, however, has some inherent weaknesses as it assumes that the options are tradable, have no vesting period and are transferable. Given these limitations, the values produced from the Black-Scholes model do not necessarily provide a reliable single measure of the fair value of the Company’s share options.

The fair value of the options granted has been estimated at the grant date using the Black-Scholes option pricing model with the following assumptions.  The weighted average expected life of these options is of four or eight years depending upon the life of the option. The estimated fair value of the options is expensed over the options’ vesting period of three or four years.

	2007	2006	2005
Risk free interest rate	4%	5%	3%-5%
Volatility	37%	37%	37%
Dividend	1%	1%	1%

(c)	Share bonus plan:

The Company has a share bonus plan for employees whereby a maximum of 600,000 common shares may be awarded. As of December 31, 2007, 507,856 shares remain in reserve.

Year ended December 31	2007	2006	2005
	Number	Number	Number
Outstanding, January 1	89,892	14,782	22,172
Granted	122,000	93,940	12,833
Issued	(53,091)	(18,830)	(20,223)
Forfeited	(21,000)	-	-
Outstanding, December 31	137,801	89,892	14,782

(d)	Share purchase plan:

Up to December 31, 2006, the Company had a share purchase plan for employees whereby the Company matched the participants’ contribution and shares were issued from treasury.  The plan was activated in 2005 and was terminated on December 31, 2006.

On January 1, 2007, a new share purchase plan was implemented whereby the Company matches 75% of the first 5% of salary of employee contribution towards the purchase of shares on the open market. No shares are issued from treasury under the current purchase plan. The Company’s contribution is considered vested at the end of the day, on December 31 of each year.

(e)	Stock-based compensation:

The Company expenses the fair value of all stock-based compensation granted.

Years ended December 31	2007		2006		2005
	$		$		$
Share options (b)		2,195		2,432		960
Share bonus plan (c)		660		563		140
Share purchase plan (d)		-		107		136
		2,855		3,102		1,236

(f)	Warrants

On acquisition of Cambior, 20,000,000 warrants were issued, exercisable for 8,400,000 shares at a price of C$8.93 each.  In 2007, 9,000 warrants were exercised to acquire 3,780 shares. The remaining 19,991,000 warrants expire on August 12, 2008.

IAMGOLD Corporation	Notes to Consolidated Financial Statements

(g)	Earnings per share:

Basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

Basic earnings (loss) per share computation:

Years ended December 31	2007		2006		2005
	$		$		$
Numerator:
Net earnings (loss)		(42,060)		72,481		20,494
Denominator (000’s):
Weighted average common shares outstanding		293,284		186,485		146,650
Basic earnings (loss) per share		(0.14)		0.39		0.14
Diluted earnings (loss) per share computation:

Years ended December 31	2007		2006		2005
	$		$		$
Numerator:
Net earnings (loss)		(42,060)		72,481		20,494
Denominator (000’s):
Weighted average common shares outstanding		293,284		186,485		146,650
Dilutive effect of employee share options		-		993		1,243
Dilutive effect of warrants		-		177		-
Total average common shares outstanding		293,284		187,655		147,893
Diluted earnings (loss) per share		(0.14)		0.39		0.14

Equity instruments excluded from the computation of diluted earnings per share which could be dilutive in the future were as follows:

($000'S)	2007	2006	2005
Share options	3,320	1,492	670
Warrants	8,396	-	-
	11,716	1,492	670

(h)	Flow-through common shares

Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issue on prescribed resource expenditures in accordance with the applicable tax legislation.  If the Company does not incur the committed resource expenditures, it will be required to indemnify the holders of the shares for any tax and other costs payable by them as a result of the Company not making the required resource expenditures. As at December 31, 2007 there was no remaining commitment with respect to unspent resource expenditures under flow-through common share agreements (Note 30).

In March 2008, the Company issued 928,962 flow-through shares for the Westwood project totaling C$8,500,000 which will have to be spent entirely in 2008.

23.	Share Purchase Loans:

The Company provided a non-interest bearing share purchase loan to an officer which was reimbursed in December 2007.

IAMGOLD Corporation	Notes to Consolidated Financial Statements

24.	Accumulated Other Comprehensive Income (Loss)

	Cumulative translation adjustment		Unrealized gain (loss) on debenture receivable		Unrealized gain (loss) on marketable securities		Income tax impact		Accumulated other comprehensive income (loss)
	$		$		$		$		$
Balance as at December 31, 2006		(4,836)		-		-		-		(4,836)
Change in accounting policy for financial instruments (note 1)		-		280		1,165		(173)		1,272
Adjusted balance, beginning of period		(4,836)		280		1,165		(173)		(3,564)
Change in 2007		29,883		(280)		(2,074)		254		27,783
Balance as at December 31, 2007		25,047		-		(909)		81		24,219

25.	Fair value of financial instruments

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments and commodities:

At December 31	2007				2006
	Carrying value		Fair Value		Carrying value		Fair value
	$		$		$		$
Financial Assets
Cash and cash equivalents (1)		113,265		113,265		124,325		124,325
Short-term deposits (1)		-		-		39		39
Receivables excluding gold receivable (2)		61,773		61,773		50,661		50,661
Marketable securities(3)		2,974		2,974		9,379		10,830
Debenture receivable (4)		-		-		2,000		2,280
Gold receivable (5)		15,448		15,404		15,281		15,120
Restricted cash and other (1)		1,790		1,790		1,179		1,179
Financial liabilities
Accounts payable and accrued liabilities (2)		127,672		127,672		119,741		119,741
Long-term debt (including current portion) (6)		10,229		10,229		38,888		38,888
Gold forwards (Note 27 (a))(7)		28,346		53,720		61,194		69,449

(1)	Recorded at cost.
(2)	Recorded at amortized cost. The fair value of receivables excluding gold receivable and, accounts payable and accrued liabilities is equivalent to the carrying amount given the short maturity period.
(3)	Recorded at fair value. The fair value of the marketable securities was based on the last quoted market price and on the Black-Scholes pricing model for options included in the Company’s portfolio.
(4)	Recorded at fair value. The fair value of the debenture receivable is based on the last quoted market price of the related shares.
(5)
The contract is accounted for as an interest bearing receivable. The embedded derivative is marked-to-market based on the change in gold price between the inception date of the contract and the end of the period.

(6)
Recorded at amortized cost. Since most of the long-term debt is variable rate debt, the fair value of the Company’s long-term debt is equivalent to the carrying amount. Fair value is estimated using discounted cash flow analysis based on the Company’s current borrowing rate for similar borrowing arrangements.

(7)
The Company obtains a valuation from counterparty of its portfolio of gold and foreign exchange commitments.  This valuation is based on forward rates considering the market price, rate of interest, gold lease rate and volatility.

IAMGOLD Corporation	Notes to Consolidated Financial Statements

26.	Related Party Transactions:

The related party transactions are included in corporate administration expenses, are in the normal course of operations, measured at the exchange amount between the parties and are summarized as follows:

Years ended December 31	2007		2006		2005
	$		$		$
Management services obtained from companies controlled by a director and significant shareholder of the Company		-		352		185

27.	Commitment and Contingencies:

(a)	Gold sales commitments

On the acquisition of Cambior in 2006, the Company assumed gold sales commitments of 56,420 ounces to be delivered in 2007 at $350 per ounce. The estimated fair value was recognized on the balance sheet and these commitments were treated as non-hedge instruments. As at December 31, 2007, there was no remaining gold sales commitment. The change in market value during the year was included in the statement of earnings as a non-hedge derivative loss. On delivery of gold into the forward contracts, the related marked-to-market value was amortized and recorded into revenue.

As of December 31, 2007, the remaining outstanding forward sales contracts acquired on acquisition of GGL (Mupane) were as follows:

Year	Forward Sales (oz)	Average Forward Price ($/oz)	Liability ($000)
2008	77,776	402	17,874
2009	43,888	407	10,472
Total	121,664	404	28,346

The Mupane forward sales contracts are accounted for as normal purchase and sales contracts whereby deliveries are recorded at their respective forward prices.  On delivery of gold into the forward contracts, the related acquired liability is amortized and recorded into gold revenue. During 2007, 77,776 ounces of gold were delivered under forward sales contracts (58,332 ounces in 2006).

At December 31	2007				2006
	Carrying Value		Fair Value		Carrying Value		Fair Value
	$		$		$		$
Non-hedge derivatives (Cambior)		-		-		(16,409)		(16,409)
Normal sales contracts (Mupane)		(28,346)		(53,720)		(44,785)		(53,040)
		(28,346)		(53,720)		(61,194)		(69,449)

IAMGOLD Corporation	Notes to Consolidated Financial Statements

(b)	Non-hedge derivative gain (loss):

Years ended December 31	2007		2006		2005
	$		$		$
Change in the fair value of the non-hedge derivative instruments		(2,086)		(195)		-
Loss arising from the exercise of non-hedge derivatives		-		(17)		-
Gain resulting from the change in fair value of embedded and gold receivable		3,871		136		-
Unrealized loss from the change in fair values of warrants included in marketable securities		(1,236)		-		-
Non-hedge derivative gain (loss)		549		(76)		-

(c)	Credit Risk:

In the normal course of business of non-gold operations, the Company performs ongoing credit reviews of its customers and evaluates the creditworthiness of all new customers. Except for the ounces of gold receivable, there is no existing single account receivable that represents a substantial risk for the Company. An allowance for doubtful accounts receivable is established while taking into account the specific credit risk related to customers, historical trends and the economic situation.

The credit risk related to the receipt of 18,750 ounces of gold relates to the profitability of the buyer and its ability to deliver the ounces of gold (see Note 9 c)).

(d)	Royalty expenses:

Production from certain mining operations is subject to third party royalties (included in mining costs) based on various methods of calculation summarized as follows:

Years ended December 31	2007		2006		2005
	$		$		$
Rosebel (1)		19,850		2,317		-
Doyon (2)		6,171		985		-
Mouska (3)		770		141		-
Sleeping Giant (4)		-		-		-
Mupane (5)		3,023		1,912		-
Sadiola (6)		6,102		6,850		4,512
Yatela (6)		5,008		5,198		2,729
Total included in mining costs		40,924		17,403		7,241

(1)
2% in-kind royalty per ounce of gold production and price participation of 6.5% on the amount exceeding a market price of $425 per ounce when applicable, using for each calendar quarter the average of the market prices determined by the London Bullion Market, P.M. Fix.

0.25% of all minerals produced at Rosebel payable to a charitable foundation for the purpose of promoting local development of natural resources within Suriname.

10% of the excess, if any, of the average quarterly market price above $300 per ounce for gold production from the soft and transitional rock portions and above $350 per ounce from the hard rock portion of the Rosebel property, after commencement of commercial production and up to a maximum of 7,000,000 ounces produced (5,808,000 remaining ounces at December 31, 2007)

(2)	24.75% of any excess of the annual average market price over $375 per ounce of gold produced (1,097,000 remaining ounces or $15,164,000 at December 31, 2007)
(3)	Two royalties of 0.2% and 2.0% respectively of gold production
(4)	2% of gross operating profit for one and 15% of net operating profit for the other taking into consideration cumulative capital investment and restoration expenses.
(5)	Royalty of 5% of revenues based on market prices at date of shipment.
(6)	A royalty of 3% of revenue and a royalty of 3% of the net amount of sales less refining and treatment charges.

The Company is also subject to a royalty of 3% of the net amount of sales less refining and treatment charges related to its working interests (Tarkwa and Damang mines). These royalty expenses totaling $3,297,000 in 2007 ($3,203,000 in 2006 and $2,398,000 in 2005) are included in Earnings from working interests in the consolidated statement of earnings.

IAMGOLD Corporation	Notes to Consolidated Financial Statements

(e)	Management fees:

Years ended December 31	2007		2006		2005
	$		$		$
Joint ventures:
Sadiola (1% of revenues)		1,018		1,143		753
Yatela (1% of revenues)		835		858		441
Included in Mining Costs		1,853		2,001		1,194
Equity Interests:
Tarkwa (2.5% of revenues)		2,157		2,051		1,516
Damang (fixed amount)		284		284		284
Included in Earnings from equity interests		2,441		2,335		1,800
Total Management Fees		4,294		4,336		2,994

(f)	Operating Leases:

	Payments due by period
	Total		Less than 1 year		1-3 years		4-5 years		After 5 years
	$		$		$		$		$
Operating leases		4,883		861		1,089		838		2,095

Operating leases refer to total payment obligations related to operating lease agreements.

(g)	Claims:

In October 2007 an audit claim for the years 2005 and 2006 was received from the Department of Taxation in Mali for the Sadiola and Yatela mines. The Company has not recorded a provision for potential claims for potential differences arising from these claims. The Company believes that the carrying amount of items owing from the Government of Mali are recoverable and no additional provisions are considered necessary.

The Company is subject to various claims, legal proceedings, potential claims and complaints arising in the normal course of business.  The Company is also subject to the possibility of new income and mining tax assessments for some years.  The Company does not believe that unfavorable decisions in any pending procedures or threat of procedures related to any future assessment or any amount it might be required to pay will entail a material adverse effect on the Company’s financial condition.

(h)	Agreement to sell the Sleeping Giant Mine:

On October 9, 2007, IAMGOLD announced that an option agreement has been signed with Cadiscor Resources Inc. (“Cadiscor”) granting them the right to purchase the Sleeping Giant Mine after the completion of mining and processing for total consideration of up to C$7,000,000.

As part of the agreement with Cadiscor, IAMGOLD will continue to mine and process reserves at Sleeping Giant until the end of its current reserve life at which time, Cadiscor will purchase the property and all the related infrastructure assets.  Upon the formal closing of the agreement in December 2007, Cadiscor paid C$300,000 in cash and issued to IAMGOLD 0.6 million common shares and 1.0 million common share purchase warrants, each warrant entitling IAMGOLD to purchase one common share at a price of C$1.00 until April 1, 2009. These shares and warrants were valued at $470,000. The total proceeds totaling $770,000 have been accounted for as an offset to mining assets until the sale is completed. Upon exercise of the option to purchase Sleeping Giant, expected late in 2008 but no later than April 1, 2009, Cadiscor will pay C$5,000,000 in cash or Cadiscor common share equivalent less the maximum allowable discount permitted by the TSX Venture Exchange. IAMGOLD will also receive C$1,000,000 in cash or Cadiscor common share equivalent after 300,000 tonnes of ore from any source are processed through the mill and will, retain a net smelter return royalty on future production from Sleeping Giant.

IAMGOLD Corporation	Notes to Consolidated Financial Statements

28.	Segmented Information:

The reportable segments in 2005 were Joint Venture and Working Interests, Royalties and Corporate. In 2006, as a result of the acquisitions of GGL and Cambior and the sale of the majority of the Company’s gold royalties, the reportable segments have been revised. In 2007, the Guyana (Omai gold mine) activities were classified under Corporate. Comparative figures have been reclassified to conform to the new segments.

The Company’s gold mine segment is divided into geographic segments, as follows:

Suriname:	Rosebel Mine
Canada:	Doyon division and Sleeping Giant mine
Botswana:	Mupane mine
Mali:	Joint venture in Sadiola (38%) and Yatela (40%)
Ghana:	Equity interests in Tarkwa and Damang (18.9%)

The Company’s segments also include non-gold activities (Niobec mine and royalty interests located in Canada), Exploration and development, and Corporate.

		Gold Mines
	Suriname	Canada	Botswana	Mali	Ghana	Total
2007
Revenues	188,285	133,449	53,814	185,345	-	560,893
Earnings from working interests	-	-	-	-	25,392	25,392
Depreciation, depletion and amortization	31,407	24,581	22,230	14,320	-	92,538
Exploration expense	-	832	552	1,482	-	2,866
Impairment charges	-	5,489	93,725	-	-	99,214
Investment income	-	-	(564)	-	-	(564)
Income and mining taxes (recovery)	10,799	(340)	1,736	28,293	-	40,488
Net earnings (loss)	20,896	10,454	(114,548)	51,948	25,392	(5,858)

Expenditure for mining assets and capitalized exploration and development	39,332	17,909	1,146	18,104	-	76,491
Increase (decrease) to goodwill	(45,504)	1,551	(38,823)	-	-	(82,776)
Working interests, Royalty interests, Mining assets,
Exploration and development and Intangible	360,189	217,316	41,424	65,737	112,478	797,144
Total assets	553,506	346,814	64,836	175,789	171,638	1,312,583

	Total Gold Mines	Non Gold	Exploration and Development	Corporate	Total
2007
Revenues	560,893	117,238	-	-	678,131
Earnings from working interests	25,392	-	-	-	25,392
Depreciation, depletion and amortization	92,538	24,320	71	652	117,581
Exploration expenses	2,866	-	22,779	2,801	28,446
Impairment charges	99,214	-	-	414	99,628
Investment income	(564)	-	310	6,138	5,884
Interest expense	-	69	-	1,240	1,309
Income and mining taxes (recovery)	40,488	(1,385)	(971)	3,245	41,377
Net earnings (loss)	(5,858)	26,488	(24,338)	(38,352)	(42,060)

Expenditure for mining assets and capitalized exploration and development	76,491	20,453	23,179	-	120,123
Increase (decrease) to goodwill	(82,776)	-	(20,551)	-	(103,327)
Working interests, Royalty interests, Mining assets,
Exploration and development and Other intangible assets	797,144	371,139	225,473	18,094	1,411,850
Total assets	1,312,583	395,412	303,032	184,585	2,195,612

IAMGOLD Corporation	Notes to Consolidated Financial Statements

	Gold Mines
	Suriname	Canada	Botswana	Mali	Ghana	Total
2006
Revenues	27,025	19,209	38,963	200,077	-	285,274
Earnings from working interests	-	-	-	-	28,874	28,874
Depreciation, depletion and amortization	4,220	2,106	12,344	24,268	-	42,938
Exploration expense	242	886	278	221	-	1,627
Interest expense	-	-	-	343	-	343
Income and mining taxes (recovery)	3,127	184	(1,736)	25,066	-	26,641
Net earnings (loss)	(1,065)	1,718	(2,921)	70,693	28,874	97,299

Expenditure for mining assets and capitalized exploration and development	5,878	1,762	1,525	4,866	-	14,031
Increase (decrease) to goodwill	182,959	89,854	38,823	-	-	311,636
Working interests, Royalty interests, Mining assets,
Exploration and development and Other intangible assets	456,756	143,765	124,954	53,115	87,086	865,676
Total assets	664,343	247,831	192,586	159,571	146,246	1,410,577

	Total Gold Mines	Non Gold	Exploration and Development	Corporate	Total
2006
Revenues	285,274	17,858	-	213	303,345
Earnings from working interests	28,874	-	-	-	28,874
Depreciation, depletion and amortization	42,938	6,730	-	416	50,084
Exploration expenses	1,627	-	11,824	1,762	15,213
Impairment charge	-	-	1,399	183	1,582
Investment income	-	-	128	4,091	4,219
Interest expense	343	16	-	368	727
Income and mining taxes (recovery)	26,641	(2,735)	-	863	24,769
Net earnings from discontinued operations, net of tax	-	93	-	-	93
Net earnings (loss)	97,299	6,220	(13,466)	(17,572)	72,481
Expenditure for mining assets and capitalized exploration and development	14,031	981	10,802	-	25,814
Increase (decrease) to goodwill	311,636	-	91,407	(12,954)	390,089
Working interests, Royalty interests, Mining assets, and Exploration and development	865,676	300,808	200,588	11,052	1,378,124
Total assets excluding assets held for sale	1,410,577	324,161	300,376	192,472	2,227,586
Assets held for sale	-	51,090	-	-	51,090
Total assets	1,410,577	375,251	300,376	192,472	2,278,676

IAMGOLD Corporation	Notes to Consolidated Financial Statements

	Gold Mines
	Suriname	Canada	Botswana	Mali	Ghana	Total
2005
Revenues	-	-	-	119,393	-	119,393
Earnings from working interests	-	-	-	-	15,467	15,467
Depreciation, depletion and amortization	-	-	-	20,605	-	20,605
Exploration expense	-	-	-	369	-	369
Interest expense	-	-	-	478	-	478
Income and mining taxes (recovery)	-	-	-	3,385	-	3,385
Net earnings (loss)	-	-	-	16,485	15,467	31,952
Expenditure for mining assets and capitalized exploration and development	-	-	-	9,919	-	9,919
Increase (decrease) to goodwill	-	-	-	-	-	-

29.	Joint ventures:

The following amounts represent the Company’s proportionate interest in the joint ventures of the Sadiola mine (38%) and Yatela mine (40%).

In 2007, the Company’s share of mining asset additions in the Company’s joint ventures was $18,104,000, (2006 - $4,866,000; 2005 - $9,919,000).

The Company’s share of cash in the joint ventures is not under the Company’s direct control.

	2007		2006		2005
	$		$		$
Current assets		53,134		69,112		38,505
Long-term assets		122,655		90,459		102,007
		175,789		159,571		140,512
Current liabilities		37,252		33,638		15,867
Long-term liabilities		20,277		10,521		14,461
		57,529		44,159		30,328
Revenues		185,345		200,077		119,393
Expenses (including income taxes)		133,397		129,384		102,908
Net earnings		51,948		70,693		16,485
Cash flows from operating activities		54,386		95,362		30,226
Cash flows used in investing activities		(18,104)		(391)		(7,783)
Cash flows used in financing activities		-		(8,034)		(3,960)

IAMGOLD Corporation	Notes to Consolidated Financial Statements

30.	Subsequent events:

Camp Caiman Project

Camp Caiman is a development project, located about 45 kilometres southeast of Cayenne, the capital city of French Guiana, an overseas department of France located on the northeastern coast of South America between Brazil and Suriname. IAMGOLD holds a 30 square kilometre mining concession for the project, valid for a period of 25 years. The feasibility study for the project was completed in August 2005 and updated in 2007. The Camp Caiman deposit is hosting approximately 1.1 million ounces of gold. Throughout the permitting process, the Company has fulfilled all legal technical and environmental obligations required; including full and open public hearings and consultations. The project received a positive response from the relevant authorities, as well as a positive recommendation from the CODERST, a government appointed committee designed to review such projects. On January 31, 2008, the President of France announced that he would not grant the permits necessary to commence construction of the Camp Caiman project.

On March 13, 2008, IAMGOLD met the President of France. At this meeting, IAMGOLD was provided with a copy of the official letter mandating the implementation of the new framework for mining in French Guiana, which is expected to be in place for mining in 2008. The President agreed to further dialogue with regards to the Company’s interests in the region and to consider all reasonable alternatives for mining projects which the Company may propose in the future. All existing exploration permits remain in effect.

Nyakafuru Project Sold

A joint venture interest related to the Nyakafuru project in Tanzania was sold for $6,000,000 in February 2008. In addition a royalty of $10 per ounce for each additional gold resource ounce discovered above the current resource base, up to a maximum royalty payment of $3,750,000.

Flow-Through Shares

In March 2008, the Company issued 928,962 flow-through shares for the Westwood project totaling C$8,500,000.

31.	Comparative figures:

Certain 2006 and 2005 comparative figures have been reclassified to the financial statement presentation adopted in 2007.

IAMGOLD Corporation	Notes to Consolidated Financial Statements